SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August, 2018

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

• Press release dated August 14, 2018

Ferroglobe Announces Successful Test of Silicon Wafers Produced With 100% Un-blended Ferroglobe Solar-Grade Silicon Metal

LONDON, Aug. 14, 2018 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) ("Ferroglobe" or the "Company"), a global leader in the production of silicon metal, silicon-based alloys and manganese-based alloys, announced that it has successfully tested 500kW of silicon wafers in coordination with one of the Silicon Module Super League ("SMSL" or the "Super League") photovoltaic (PV) product producers.  All of the wafers tested were fabricated using 100% un-blended solar-grade silicon produced by Ferroglobe.

During testing, a sample production of 130,000 wafers consistently delivered efficiencies of 18.5% and yield ratios of 98% (i.e., less than a 2% reject ratio), which compare very favourably with photovoltaic industry benchmarks. This test was overseen by TÜV Rheinland, a leading independent auditor in the PV industry, which will be producing the corresponding product certificate.

In the coming weeks, Ferroglobe also will be testing passivated emitter rear contact ("PERC") solar cells of 500kW capacity made using its own "black silicon" in coordination with another Super League photovoltaic producer.  Black silicon and PERC cell design are cutting edge PV cell technologies for multi-crystalline silicon, which contribute to increased absorption of light, thus attaining higher efficiency levels (20%-21%) than standard solar cells.

The Super League comprises seven companies that each will each ship in excess of 4 GW of modules this year, resulting in the consumption of at least 30,000 metric tons of solar grade silicon metal. These are: (i) Canadian Solar, Inc., (ii) GCL-Poly Energy Holdings (Systems Integration), (iii) Hanwha Q-CELLS Co., (iv) JA Solar Holdings, (v) Jinko Solar Holding Co., (vi) LONGi Solar Technology Co., and (vii) Trina Solar, Ltd.

This development is the result of the strategic investments Ferroglobe has made in recent years in developing its own technology for the production of solar-grade silicon metal through non-chemical processes. Through its subsidiary FerroSolar S.L., Ferroglobe is currently building a factory in Puertollano, Spain to upgrade its technology at an industrial scale. This technology purifies silicon metal with considerably less energy consumption than the standard chemical process. The new factory will be operational by year end.

About Ferroglobe
Ferroglobe PLC is one of the world's leading suppliers of silicon metal, silicon-based alloys and manganese-based alloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com/.

Forward-Looking Statements
This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information presently available to the Company and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statement which are made only as of the date of this press release.

INVESTOR CONTACTS:
Pedro Larrea Paguaga: +44 (0) 203 129 2261, +44 (0) 7553 989 394
Chief Executive Officer
Email: pedro.larrea@ferroglobe.com

Phillip Murnane: +44 (0) 203 129 2265, +44 (0) 7771 544 988
Chief Financial Officer
Email: phillip.murnane@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2018

FERROGLOBE PLC

By:	Phillip Murnane
Name: Phillip Murnane
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)